As filed with the Securities and Exchange Commission on September 24, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT
Under

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

(Name of Subject Company)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

(Name of Person Filing Statement)

Preferred shares, without par value
American Depositary Shares (as evidenced by
American Depositary Receipts),
each representing 5,000 preferred shares
Common shares, without par value
(Title of Class of Securities)

87943B1026 (American Depositary Shares)
(CUSIP Number of Class of Securities)

S. Todd Crider, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 9. Exhibits
SIGNATURE
EXHIBIT INDEX

INTRODUCTORY STATEMENT

     This Amendment relates to the offer by Brasilcel N.V., a corporation organized under the laws of The Netherlands, a joint venture among Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. (a wholly owned subsidiary of Portugal Telecom, SGPS, S.A.) and Telefónica Móviles, S.A., (collectively, the “Offerors”), to purchase for cash up to 16,723,247,000 common shares and up to 92,499,407,000 preferred shares of Tele Leste Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, at a price of R$0.90 per 1,000 common shares and R$1.10 per 1,000 preferred shares without interest, net of applicable stock exchange and settlement fees, brokerage fees or commissions and withholding taxes, upon the terms and subject to the conditions set forth in a Tender Offer Statement on Schedule TO filed by the Offerors on September 1, 2004 with the U.S. Securities and Exchange Commission, as amended by Amendment No. 1 thereto filed on September 8, 2004, Amendment No. 2 thereto filed on September 21, 2004 and Amendment No. 3 thereto filed on September 24, 2004.

     This Amendment is filed to add an additional exhibit to Item 9 of the Schedule 14D-9 filed on September 1, 2004, as amended by Amendment No. 1 thereto filed on September 8, 2004 and Amendment No. 2 thereto filed on September 17, 2004.

Item 9. Exhibits

     Item 9 is hereby amended by adding the following additional exhibit:

"(a)(1)(D) Clarification, published September 24, 2004, to announcement to shareholders (edital) filed as Exhibit (a)(1)(B), incorporated by reference from Exhibit (a)(1)(I) to Amendment No. 3 to the tender offer statement on Schedule TO filed by the Offerors on September 24, 2004 (SEC File No. 005-79099).”

     In addition, the reference to Exhibit (a)(1)(A) is hereby amended and restated in its entirety as follows to reflect the filing by the Offerors of an amended offer to purchase:

"(a)(1)(A) Offer to purchase dated September 1, 2004, as amended September 21, 2004, incorporated by reference from Exhibit (a)(1)(A) to Amendment No. 3 to the tender offer statement on Schedule TO filed by the Offerors on September 24, 2004 (SEC File No. 005-79099).”

3

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
By:	/s/ Luis Avelar
	Name:	Luis Avelar
	Title:	Executive Vice President for Marketing and Innovation

By:	/s/ Javier Rodríguez Garcia
	Name:	Javier Rodríguez Garcia
	Title:	Vice President for Technology and Networks

Dated: September 24, 2004

EXHIBIT INDEX

(a)(1)(A)	Offer to purchase dated September 1, 2004, as amended September 21, 2004, incorporated by reference from Exhibit (a)(1)(A) to Amendment No. 3 to the tender offer statement on Schedule TO filed by the Offerors on September 24, 2004 (SEC File No. 005-79099).
(a)(1)(B)	Announcement to shareholders (edital) dated September 1, 2004, incorporated by reference from Exhibit (a)(1)(E) to the tender offer statement on Schedule TO filed by the Offerors on September 1, 2004 (SEC File No. 005-79099).*
(a)(1)(C)	Clarification, published September 2, 2004, to announcement to shareholders (edital) filed as Exhibit (a)(1)(B), incorporated by reference from Exhibit (a)(1)(H) to Amendment No. 1 to the tender offer statement on Schedule TO filed by the Offerors on September 8, 2004 (SEC File No. 005-79099).*
(a)(1)(D)	Clarification, published September 24, 2004, to announcement to shareholders (edital) filed as Exhibit (a)(1)(B), incorporated by reference from Exhibit (a)(1)(I) to Amendment No. 3 to the tender offer statement on Schedule TO filed by the Offerors on September 24, 2004 (SEC File No. 005-79099).
(a)(5)(A)	Summary advertisement dated September 1, 2004, incorporated by reference from Exhibit (a)(5)(A) to the tender offer statement on Schedule TO filed by the Offerors on September 1, 2004 (SEC File No. 005-79099).*
(a)(5)(B)	Notice of material fact (fato relevante) dated August 25, 2004, incorporated herein by reference to the pre-commencement communication filed by the Offerors under cover of Schedule TO on August 27, 2004 (Exhibit 1.1) (SEC File No. 005-79099).*
(a)(5)(C)	Notice of material fact (fato relevante) dated September 1, 2004, incorporated herein by reference to Exhibit (a)((5)(E) to the tender offer statement on Schedule TO filed by the Offerors on September 1, 2004 (SEC File No. 005-79099).*
(a)(5)(D)	Press release dated August 24, 2004, incorporated herein by reference to the first pre-commencement communication filed by the Offerors under cover of Schedule TO on August 25, 2004 (Exhibit 1.2) (SEC File No. 005-79099).*
(a)(5)(E)	Investor presentation dated August 25, 2004, incorporated herein by reference to the second pre-commencement communication filed by the Offerors under cover of Schedule TO on August 25, 2004 (Exhibit 1.1) (SEC File No. 005-79099).*
(a)(5)(F)	Press release dated September 1, 2004, incorporated herein by reference to Exhibit (a)(5)(F) to the tender offer statement on Schedule TO filed by the Offerors on September 1, 2004 (SEC File No. 005-79099).*
(a)(5)(G)	Statement of Tele Leste Celular Participações, S.A., published in The New York Times on September 17, 2004.*

*	Previously included as an exhibit.